Computershare Investor Services Inc. Stock Transfer Services Montreal Trust Centre 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

April 28, 2010

To:	All Applicable Commissions & Exchanges

Dear Sirs:

Subject:	YUKON-NEVADA GOLD CORP

We confirm that the following material was sent by pre-paid mail on April 19th, 2010 to the registered shareholders and non-objecting beneficial owners (NOBO's) of Common shares of the subject Corporation:

A	Notice of Annual and Special General Meeting of Shareholders/Information Circular
B	Form of Proxy – Registered Shareholders
C	Voting Instruction Form - NOBO Shareholders
D	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Evelyn Chang”
Mailing Specialist
Stock Transfer, Client Services
Telephone:	604.661.9526 (ext 36526 )
Fax:	604.661.9401

DOMINION OF CANADA	}	IN THE MATTER OF
PROVINCE OF BRITISH COLUMBIA	}	YUKON-NEVADA GOLD CORP
TO WIT	}

I, Evelyn Chang, of the City of Vancouver, in the Province of British Columbia

HEREBY DECLARE THAT:

1.

I am an employee of the Stock Transfer, Client Services Department of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, BC, V6C 3B9 and as such have knowledge of the matters deposed to.

2.	Computershare Trust Company of Canada at its Vancouver Office, 510 Burrard Street is Transfer Agent and Registrar of YUKON-NEVADA GOLD CORP hereinafter referred to as the Principal.

3.

On the 19th day of April, 2010 I did mail or cause to be mailed, by deposit at the Post office, city of Vancouver, British Columbia, (i) to each of the members of the Principal at the last address of the member appearing on the register and non-objecting beneficial owners (NOBO's), (ii) to the intermediaries who responded to the early search conducted in accordance to National Instrument 54-101; a copy of the attached exhibits namely:

	A	Notice of Annual and Special General Meeting of Shareholders/Information Circular
	B	Form of Proxy – Registered Shareholders
	C	Voting Instruction Form - NOBO Shareholders
	D	Return Envelope

true copies of which are annexed hereto and marked Exhibits A-D, respectively to this my Declaration.

4.	I mailed the above mentioned documents as aforesaid by causing them to be delivered to one of Her Majesty's Post Offices with postage prepaid on the 19th day of April, 2010.

Evelyn Chang

DECLARED before me at the City of Vancouver in the Province of British Columbia this 19th of April 2010 A.D.

EXHIBIT “D”

Please be advised that on April 19th, 2010, the following materials were sent direct to you for mailout to the beneficial shareholders as requested.

**These materials may or may not differ from the originally emailed search cards. Please mail what you receive as soon as possible.**

Materials Mailed:

Financial Statements
Notice of Meeting
Information Circular
Proxy
Supplemental Mail List Card

ADP Investor Communications	-	? sets
ADP	-	0 sets (as none were requested)